Filed pursuant to Rule 433

Registration Statements Nos. 333-229096 and 333-229096-01

Relating to Preliminary Prospectus Supplement dated

March 12, 2019

U.S.$2,250,000,000 6.900% Global Notes Due 2049

Pricing Term Sheet

A preliminary prospectus supplement of Petrobras Global Finance B.V. is available from the SEC’s website at www.sec.gov.

Issuer:	Petrobras Global Finance B.V. (“PGF”)

Guarantor:	Unconditionally and irrevocably guaranteed by Petróleo Brasileiro S.A.—Petrobras

Form:	Senior Unsecured Notes

Offering:	SEC-Registered

Currency:	U.S. Dollars

Principal Amount:	U.S.$2,250,000,000

Maturity Date:	March 19, 2049

Coupon Rate:	6.900%

Interest Basis:	Payable semi-annually in arrears

Day Count:	30/360

Interest Payment Dates:	March 19 and September 19

First Interest Payment Date:	September 19, 2019

Gross Proceeds:	U.S.$2,250,000,000

Issue Price:	100.000%

Yield to Investors:	6.900%

Make-Whole Call Spread:	+ 50 bps

Pricing Date:	March 12, 2019

Settlement Date:	March 19, 2019 (T+5*)

Listing:	PGF intends to apply to have the notes approved for listing on the New York Stock Exchange.

Denominations:	U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof

CUSIP:	71647N BD0

ISIN:	US71647NBD03

Joint Bookrunners:	Banco Bradesco BBI S.A. BNP Paribas Securities Corp. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. Santander Investment Securities Inc.

Co-Managers:	ABN AMRO Securities (USA) LLC BBVA Securities Inc. Commerz Markets LLC

*Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the pricing date or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Banco Bradesco BBI S.A. collect at +1 (212) 888-9145, BNP Paribas Securities Corp. collect at +1 (212) 841-3000 or toll-free (U.S. only) at +1 (800) 854-5674, Citigroup Global Markets Inc. toll-free at +1 (800) 831-9146, Goldman Sachs & Co. LLC toll-free at +1 (866) 471-2526, HSBC Securities (USA) Inc. toll-free at +1 (866) 811-8049, and Santander Investment Securities Inc. toll-free at +1 (855) 403-3636.